COMMERZBANK [redacted]
AKTIENGESELLSCHAFT
NEW YORK BRANCH

08004885

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

September 8, 2008

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
(202) 942-2990

SUPPL

SEC
Mail Processing
Section

SEP 10 2008

Washington, DC
105

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose two English versions of DGAP release of Voting Rights announcements. These items may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7230.

PROCESSED
SEP 16 2008
THOMSON REUTERS

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Senior Vice President and
General Counsel

Christian Bergeron
Vice President
Counsel

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosures

9/15

Commerzbank AG / Release of an announcement according to Article 21, Section 1 of the WpHG [the German Securities Trading Act] (share)

05.09.2008

Release of a Voting Rights announcement, transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

On 2 September 2008, Barclays Global Investors UK Holdings Ltd, London, England, informed us according to article 21 (1) that the voting rights of Barclays Global Investors UK Holdings Ltd. London, England, in Commerzbank AG, Frankfurt am Main, Germany, ISIN: DE0008032004, WKN: 803200, have fallen below the 5% and 3% limit of the voting rights on 14 March 2008 and as of this date amounted to 0.623% (4,096,818 voting shares). These voting rights amounting to 0.623% (4,096,818 voting shares)are to be attributed according to article 22 (1) 1 No. 6 WpHG in connection with article 22 (1) 2 WpHG.

This notification is based on the fact that Barclays Global Investors UK Holdings Ltd. fulfils the requirements of § 32 para. 2 through 4 InvG, § 22 para 3a WpHG, § 29a para. 3 WpHG.

Barclays Global Investors UK Holdings Ltd, London, England, further informed us that the voting rights of Barclays Global Investors Finance Limited, London, England, in Commerzbank AG, Frankfurt am Main, Germany, ISIN: DE0008032004, WKN: 803200, have fallen below the 3% limit of the voting rights on 14 March 2008 and as of this date amounted to 0.623% (4,096,818 voting shares). These voting rights amounting to 0.623% (4,096,818 voting shares) are to be attributed according to article 22 (1) 1 No. 6 WpHG in connection with article 22 (1) 2 WpHG.

This notification is based on the fact that Barclays Global Finance Limited fulfils the requirements of § 32 para. 2 through 4 InvG, § 22 para 3a WpHG, § 29a para. 3 WpHG.

In addition, Barclays Global Investors UK Holdings Ltd, London, England, informed us that the voting rights of Barclays California Corporation, San Francisco, USA, in Commerzbank AG, Frankfurt am Main, Germany, ISIN: DE0008032004, WKN: 803200, have fallen below the 3% limit of the voting rights on 14 March 2008 and as of this date amounted to 0.623% (4,096,818 voting shares). These voting rights amounting to 0.623% (4,096,818 voting shares) are to be attributed according to article 22 (1) 1 No. 6 WpHG in connection with article 22 (1) 2 WpHG.

This notification is based on the fact that Barclays California Corporation fulfils the requirements of § 32 para. 2 through 4 InvG, § 22 para 3a WpHG, § 29a para. 3 WpHG

DGAP 05.09.2008

Commerzbank AG / Release of an announcement according to Article 21, Section 1 of the WpHG [the German Securities Trading Act] (share)

05.09.2008

Release of a Voting Rights announcement, transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

On 1 September 2008, Credit Suisse Group, Zurich, Switzerland, informed us according to article 21 (1) and article 24 WpHG that the voting rights of Credit Suisse International, London, England, in Commerzbank AG, Frankfurt am Main, Germany, ISIN: DE0008032004, WKN: 803200, have exceeded the 3% limit of the voting rights on 26 August 2008 and as of this date amounted to 3.002% (19,730,848 voting shares).

For the sake of completeness Credit Suisse Group, Zurich, Switzerland, further pointed out that the voting rights of Credit Suisse, Zurich, Switzerland, in Commerzbank AG, Frankfurt am Main, Germany, ISIN: DE0008032004, WKN: 803200, have continued to exceed the 3% limit of the voting rights on 26 August 2008 and as of this date amounted to 3.131% (20,574,739 voting shares). Voting rights amounting to 3.111% (20,443,792 voting shares) are to be attributed according to article 22 (1) 1 No. 1 WpHG, voting rights amounting to 0.020% (130,947 voting shares) are to be attributed according to article 22 (1) 1 No. 6 WpHG in connection with article 22 (1) 2 WpHG.

The voting rights of Credit Suisse Group, Zürich, Schweiz in Commerzbank AG, Frankfurt am Main, Germany, ISIN: DE0008032004, WKN: 803200, also have continued to exceed the 3% limit of the voting rights on 26 August 2008 and as of this date amounted to 3.146% (20,672,013 voting shares). Voting rights amounting to 3.111% (20,447,266 voting shares) are to be attributed according to article 22 (1) 1 No. 1 WpHG, voting rights amounting to 0.034%
(224,747 voting shares) are to be attributed according to article 22 (1) 1 No. 6 WpHG in connection with article 22 (1) 2 WpHG.

The string of controlling companies is (starting at the lowest level):
Credit Suisse International, Credit Suisse and Credit Suisse Group.

DGAP 05.09.2008

END